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                                                                    EXHIBIT 99.1

Dear Shareholder,

On behalf of LendingTree(R), Inc., I would like to take this opportunity to highlight some of the noteworthy events that have occurred during the first half of 2001 and take a look ahead at our future plans as we quickly approach our most significant milestone - becoming profitable on a cash-operating basis during the first quarter of 2002.

BUSINESS RESULTS

LendingTree continues to post record results, a confirming indicator of our #1 brand awareness in online lending among adults nationwide. A recent brand awareness study conducted by a third party marketing research firm confirms LendingTree as the market leader within the arena of online lending. LendingTree brand awareness among adults nationwide is more than 2.5 times our perceived direct competitors and is comparable to or exceeds the awareness of the top five retail banks in the country. The results of this study translate into the impressive numbers among many of our key operating metrics. During the first half of 2001, we successfully transmitted more than 650,000 loan requests, representing more than $52 billion in loan demand, to the lenders on our network. Loans closed through the LendingTree marketplace in the first half of this year grew to more than 140,000, representing more than $4.8 billion in dollar volume, an increase of 141% and 159%, respectively, from the same period in 2000. Since inception, LendingTree has processed more than four million completed loan requests and facilitated more than ten billion dollars of closed loans.

Our revenue grew to more than $28 million in the first half of 2001, an increase of 130% over the same period last year. Contributing to the revenue growth is the adoption of our Lend-Xsm technology by industry leaders such as Bank of America, Freddie Mac, Wachovia, MSN, Costco Warehouse Club, and Delta Airlines. Sales of Lend-Xsm technology during the first six months increased to $2.9 million, an increase of more than 470% compared the same period last year. A recent industry report on the subject of online mortgage technology predicts that LendingTree's technology "will emerge as the platform of choice" among lenders for originating, decisioning and pricing loans. (Source: Forrester
Research: Resuscitating Mortgage Lending, May 2001)

LendingTree's cash operating loss (EBITDA) continues to decline as we move closer to our goal of profitability. The EBITDA loss per share of $0.36 in the first quarter of 2001 and $0.30 in the second quarter represent improvements over the same periods in 2000 of 60% and 70%, respectively. Since the Company's initial public offering in February 2000, LendingTree has met or exceeded First Call's analyst consensus estimates for six consecutive quarters.

The LendingTree exchange continues to grow and, at the conclusion of the first half of 2001, the number of member financial institutions was more than 130, an increase of 29% over the same time last year. Additionally, participants include six of the top ten banks in the United States.

We continue to improve the cost efficiency of attracting new customers. Our variable marketing cost per transmitted loan request during the first half of 2001 was more than 75% below the same period last year. Our customer acquisition strategy and our #1 brand awareness position are supported by our ongoing advertising efforts.

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MAJOR INITIATIVES

We continue to improve and advance our Lend-Xsm technology platform. A major enhancement made during the first half of 2001 was the release of Lend-Xsm Version 4.1, which introduced our Automated Decision Engine (ADE). The new functionality of Version 4.1 and ADE allows consumers to track their loan status online and enables lenders to automatically decision and extend risk-based offers, harness the Internet to accept and process loan applications from traditional offline channels, and generate a significant reduction in processing costs. During the first half of 2001, LendingTree signed 17 contracts for Lend-Xsm technology and ADE licenses with leading companies, such as Freddie Mac, Bank of America, CBS MarketWatch, Costco Warehouse Club, The Motley Fool, HGTV, Home Security Mortgage, Nationwide Lending, Freedom Mortgage, Aames Home Loans, and American Residential Mortgage.


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FINANCING

On March 7, 2001, LendingTree announced commitments in conjunction with a financing package of $45 million consisting of $13.5 million in cash raised through the sale of convertible preferred stock and an additional $7.5 million from two lines of credit. The company also received the commitment for a $24 million line of common equity financing. On July 16, LendingTree closed a $15 million credit facility with GE Capital to support our working capital needs over the next two years. This new facility, which is secured by accounts receivable and has more favorable financing terms than previous facilities, replaced an unused $5 million credit line that was part of the original $45 million package. These funds ensure the company will have more than adequate financing to achieve profitability. Through June 30, the company had not incurred any debt from these facilities and had not utilized any of the common equity financing line.

IN BRIEF

LendingTree takes great pride in our strong, experienced management team. Members of our team, including Rick Stiegler, Chief Technology Officer, and Lori Collins, Senior Vice President of LendingTree.com, have won significant awards and recognition this year. In addition, Tom Reddin was promoted to President and Chief Operating Officer in July 2001 to recognize his continued leadership and managerial success at LendingTree.

LendingTree continues to make great strides toward our long-term goal of being the dominant lending exchange and our short-term goal of reaching profitability during the first quarter of 2002 - progress that has helped our stock make significant gains this year. LendingTree continues to facilitate an increasing share of the rapidly growing online lending market, which last year represented only two percent of the approximately $2 trillion consumer lending industry in the United States. As the clear leader in our field, we expect to benefit from further penetration of online lending in the years to come. Industry growth, coupled with a relentless focus on our mission, business goals, and bottom-line results, should yield additional value for our shareholders.

I look forward to communicating with you periodically to share more successes as LendingTree continues to grow and lead this exciting and dynamic industry.

Best Regards,


Douglas Lebda
Founder and CEO


INVESTOR INQUIRIES

To receive copies of our most recent annual report and quarterly filings with the Securities and Exchange Commission, along with other corporate information about LendingTree, recent press releases, quarterly reports and additional investor information, please visit the Investor Relations section of LendingTree's Web site at www.lendingtree.com.


CORPORATE HEADQUARTERS
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, NC  28277
704-541-5351 PHONE
704-541-1824 FAX